Exhibit 99.1

News Release

March 30, 2021

SSR MINING Publishes ESG and SUSTAINABILITY REPORT

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) announced today the publication of its ESG and Sustainability Report. The report outlines our approach to sustainability across a range of areas and summarizes our 2020 performance.

Rod Antal, President and CEO, commented, “I am pleased to introduce SSR Mining’s third annual ESG and Sustainability Report and our first since the transformational merger with Alacer Gold. This report builds on our purpose of creating value and leaving a legacy through responsible and sustainable operations. With this mindset, we seized the opportunity to fully embed sustainability at the core of the new SSR Mining and one of the first actions after the merger was to identify and bring together the best practices of the new combined business.”

Sustainability Report Highlights

▪	Amalgamation of best practices from across our business to develop an integrated Environment, Health, Safety and Sustainability (“EHSS”) management system.

▪	New suite of sustainability policies released to align with leading industry practices.

▪	Commitment to establishing an action plan to achieve net zero greenhouse gas emissions by 2050.

▪	Improved disclosures on climate and water management by responding to Carbon Disclosure Project (“CDP”), and by aligning our reporting with the requirements of the Taskforce on Climate-related Financial Disclosures (“TCFD”).

▪	Focus on Diversity, Equity and Inclusion with an updated and broadened Diversity Policy and strategic planning.

The report is available on our website at www.ssrmining.com.

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About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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